Exhibit 99.14

AZZ incorporated

Financial and Other Statistical Information

(unaudited)

($ in Thousands except per share amount)

	Actual Year to Date May 31, 2004	Projected Year Ended February 28, 2005
Net Sales:
Electrical and Industrial Products	$27,610	$94,000 to $101,000
Galvanizing Services	$12,083	$46,000 to $49,000

Total Sales	$39,693	$140,000 to $150,000

Diluted earnings per share	$.23	$.75 to $.85

Operating Margins:
Electrical and Industrial Products	6.9%	9.0%
Galvanizing Services	19.3%	16.0%

Cash Provided By Operations	$2,540	$7,000
EBITDA	$3,820	$15,100
Capital Expenditures	$2,019	$6,000
Depreciation and Amortization of Intangible Assets and Debt Issue Cost	$1,399	$6,000

AZZ incorporated

Financial and Other Statistical Information

(unaudited)

($ in Thousands)

Three Months Ended May 31, 2004
Book to Ship Ratio:
2/29/04 Backlog	$53,077
Fiscal 2005 Bookings	$38,490
Fiscal 2005 Shipments	$39,693
5/31/04 Backlog	$51,874
Book to Ship Ratio	97%
Outstanding Accounts Receivable Days for the Period Ending May 31, 2004	56 Days